

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20160019

DIVISION OF
CORPORATION FINANCE

December 27, 2016

Jason J. Kelroy
Kohl's Corporation
jason.kelroy@kohls.com

Re: Kohl's Corporation
Incoming letter dated December 3, 2016

Dear Mr. Kelroy:

This is in response to your letter dated December 3, 2016 concerning the shareholder proposal submitted to Kohl's by John Chevedden. We also have received letters from the proponent dated December 7, 2016, December 14, 2016, December 15, 2016, December 18, 2016 and December 23, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 27, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kohl's Corporation
Incoming letter dated December 3, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Kohl's may exclude the proposal under rule 14a-8(i)(7), as relating to Kohl's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Kohl's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Kohl's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Kohl's relies.

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 23, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Kohl's Corporation (KSS)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 3, 2016 no-action request.

The company claims that if a proposal that addresses rules that have exceptions, and correspondingly provides for exceptions – then the proposal is internally inconsistent.

The company Broadridge argument and "complex systems" argument in effect claims that if Broadridge gives information to an employee of a company who has special duties in regard to the vote count – that this information cannot be shielded from the eyes of the directors and top management. In other words if a company assigns an employee to be the inspector of elections – all information received in this special capacity is accessible by the directors and top management with complete transparency.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jason J. Kelroy <jason.kelroy@kohls.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 18, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Kohl's Corporation (KSS)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 3, 2016 no-action request.

This proposal is not ordinary business any more than mandatory say on pay votes are ordinary business. Both items can influence executive pay. There is now somewhat of a track record of companies adjusting pay or pay incentives in response to low or negative say on pay votes.

In a similar but opposite manner, management can more readily flip a potential close-call negative vote for say on pay or regarding a lucrative options package with the absence of confidential voting.

Say on pay is a step forward for shareholder influence on executive pay and the absence of confidential voting is a step backwards for shareholder influence on executive pay.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jason J. Kelroy <jason.kelroy@kohls.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 15, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Kohl's Corporation (KSS)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 3, 2016 no-action request.

The company cites *Verizon Communications Inc.* (January 22, 2015). Attached is a rebuttal letter from *Verizon*. Based on the attached rebuttal it is possible that *Verizon* was a close call and that other developments in the almost 2-years since *Verizon* may tip the scales in the opposite direction.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. A 4th response to this no action request will be submitted on Sunday or sooner.

Sincerely,



John Chevedden

cc: Jason J. Kelroy <jason.kelroy@kohls.com>

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

16 January 2015

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to Verizon Communications Inc. from Association of BellTel Retirees

Dear Counsel:

I write on behalf of the Association of BellTel Retirees (the "Association") in response to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 19 December 2014 ("Verizon Letter") in which Verizon advises that it intends to omit the Association's resolution from the Company's 2015 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Proposal

The resolution proposes an "enhanced confidential voting" policy whereby interim proxy voting results would be available to neither management nor the board of directors, nor used to solicit votes, prior to the annual meeting. The resolution states:

> RESOLVED: The shareholders of Verizon, Inc. urge the Board to adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.
>
> This enhanced confidential voting requirement should apply to (i) Company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law, or the Company's Bylaws, to be voted on by shareholders (*e.g.*, say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy.

> This enhanced confidential voting requirement shall not apply to elections of directors or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to communicate with shareholders at any time.

Verizon argues that the resolution may be omitted from the Company's 2015 proxy materials under Rule 14a-8(i)(7) because the proposal is said to relate to Verizon's ordinary business operations and under Rule 14a-8(i)(3) because the proposal is said to be "so inherently vague and indefinite" that it is materially false and misleading in violation of Rule 14a-9. Under Rule 14a-8(g), a company has the burden of showing why a proposal may be excluded, but as we now explain, Verizon has not sustained its burden, and its request for no-action relief should be denied.

The Resolution Does Not Involve Verizon's "Ordinary Business."

A significant policy issue is present here. Despite Verizon's attempts to trivialize the Association's proposal, we deal here with a significant policy issue that transcends the realm of "ordinary business" under the (i)(7) exclusion. Specifically, the proposal addresses the integrity of the shareholder franchise and the proxy voting process. Verizon is a Delaware corporation, and "Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of voting rights. This concern suffuses our law, manifesting itself in various settings." *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651, 659 n.2 (Del. Ch. 1988). Indeed, "[t]he shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests," *id.* at 659, and the relationship between a board and shareholders is in the nature of a relationship between a fiduciary and a beneficiary. *Id.* at 658.

We make this point not to suggest that Verizon's current vote-monitoring may violate the *Blasius* doctrine, but to underscore the core point that the integrity of the proxy voting process cannot be dismissed as insignificant or an attempt at micromanagement.

The Association's proposal focuses on the integrity of the shareholder franchise while the voting is still in progress, by seeking to regulate management's access to interim voting results prior to the annual meeting (the "running tally of votes for and against"). The proposal explicitly aims to *enhance* the integrity of the proxy voting system by extending Verizon's current confidential voting policy to further mitigate potential conflicts of interest between management and shareholders on uncontested voting items, particularly those of direct personal benefit to senior executives *(e.g.,* the annual say-on-pay referendum, approval of Long Term Incentive Plans, shareholder proposals on senior executive compensation practices). The supporting statement is quite explicit in this respect:

> The NYSE Listed Company Manual observes that "an increasing number of important corporate decisions are being referred to shareholders for their approval. ..." The Exchange encourages this growth in corporate democracy.
>
> However, we believe "corporate democracy" is distorted if, in close elections, senior executives can influence the outcome of votes on executive compensation by monitoring voting results and using corporate resources to solicit the votes needed to win.

That the Association's proposal deals with a significant governance issue is buttressed by empirical evidence. Indeed, the supporting statement offers this summary of a quantitative study on the topic from a Yale Law School professor, Yair Listoken, that was published in the *American Law and Economics Review*:[1]

> Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are *overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount* – to a degree that cannot occur by chance."[2]
>
> "The results [data on close proxy votes] indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's 2008 study ("Management Always Wins the Close Ones," the *American Law and Economics Review).*
>
> Professor Listokin based his conclusion on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation.

According to the Yale Law School study, and as a general proposition, the current situation creates an "information asymmetry," particularly with respect to executive compensation and other uncontested voting items, which benefits management and undermines the integrity of the proxy voting process. Listoken's findings suggest that without that information asymmetry, senior executives will be less successful in being able to influence or swing the vote, particularly with respect to what are typically uncontested votes on their own compensation.

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[1] Yair Listoken, *Management Always Wins the Close Ones*, 10 AMERICAN LAW AND ECONOMICS REVIEW 159 (2008), *available at* http://digitalcommons.law.yale.edu/cgi/viewcontent.cgi?article=1556&context=fss_papers.

[2] *Id.* at 161 (emphasis in original text).

The Association's proposal addresses the potential conflict of interest created when management enjoys both an information asymmetry and unlimited access to corporate resources to lobby for (or against) approval of compensation arrangements or other policies put up for a vote of the owners.[3] The proposal is also limited to the sort of uncontested voting items – such as say-on-pay advisory votes, the approval of executive compensation arrangements, and rule 14a-8 shareholder proposals – where there is typically no contested proxy solicitation to serve as a counterweight to management's ability to track and react strategically to the running tally of votes for and against.

A proposal to reform the "rules of the game" by enhancing the integrity of the proxy voting process is certainly a policy question that is neither too mundane nor too complex for shareholder consideration, nor is it micro-managing ordinary business operations. Indeed, it doesn't relate to Verizon's business operations at all. The proposed reform reinforces and builds on the core policy goal that underlies Verizon's existing secret ballot policy, namely, the integrity of the proxy voting process prior to the time of the annual meeting.

<u>Verizon's arguments to the contrary are unavailing.</u> Verizon's contentions and authorities do not affect this analysis. Not surprisingly, Verizon begins by citing several recent no-action letters that upheld an "ordinary business" objection as to a similar proposal. *FedEx Corp.* (18 July 2014); *NetApp, Inc.* (15 July 2014). In both situations, the Division explained that "the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to [the company's] ordinary business."

In neither case, however, did the proponent (an individual shareholder, John Chevedden) file an opposition to the request for no-action relief. In both cases, Mr. Chevedden submitted a one-sentence proposal and then failed to contest its exclu-

[3] To be sure, Verizon notes (at pp. 6-7) that it has adopted a Policy on Interim Vote Tallies that authorizes Broadridge, upon written request and pre-approval by Verizon, to distribute interim voting reports to shareholders conducting an exempt solicitation that is directed to more than 50% of Verizon's outstanding shares as to director elections or proposals on the proxy. This additional fact is not enough, however, to diminish the policy significance of this topic. First, and most importantly, as the Yale Law School study demonstrated, the vast majority of proxy voting items – and close outcomes – occur on matters where there is *not* a contested proxy solicitation, let alone a well-financed opposition. Even if a proponent has the financial resources to solicit more than half of Verizon's outstanding shares, Verizon would still retain its asymmetrical advantage, given its considerably greater resources, including access to the corporate treasury, full-time investor relations professionals, ongoing relationships with the company's institutional shareholders, and the services of proxy solicitors. There is no reason to believe that a proponent of a shareholder resolution or a "vote no" campaign can match those resources, even with access to the running tallies.

sion.[4] Thus, the Division did not have the opportunity to consider the points presented here as to a first-time proposal. The cited letters are thus not binding precedent and establish only that the two companies sustained their burden as to arguments that the proponent did not answer or contest. In addition, the Cheved- den proposal went beyond protecting the integrity of the shareholder franchise to a general prohibition on management and the board having access to data and made no exception (as the Association explicitly does here) with respect to a company's ability to determine the presence of a quorum. In addition, as we discuss more fully here, the Division's comment that monitoring preliminary voting "may" relate to a company's ordinary business fails to take into account the broader policy issues.

Moreover, Verizon ignores precedents indicating that the confidential voting process falls outside the boundaries of the (i)(7) exclusion, even when a proposal deals with specific nuts-and-bolts aspects of how that process should be conducted. Shareholder interest in the confidentiality of the proxy voting process was particularly pronounced in the late 1980s and early 1990s, and not surprisingly, some companies objected to specific proposals on ordinary business grounds – but with a notable lack of success.

In *Amoco Corp.* (14 February 1990) the resolution asked the company to adopt a policy providing for confidential voting and the use of independent tabulators and inspectors. Amoco objected on ordinary business grounds, arguing that "the only area of the proposal which differs from Amoco's practice is vote tabulation." Such tabulation was said to be no more than a "routine, clerical task" that Amoco performed as part of its "shareholder record keeping" and was performed "by computer with ministerial involvement by a few Amoco employees, who are pledged to confidentiality." *Id.* at *3. Despite this attempt to downplay the issue, the Division denied no-action relief and specifically addressed this point, explaining that "the proposal, *including the provision for the use of independent tabulators and inspectors*, involves matters of policy beyond the realm of the Company's ordinary business operations" (emphasis added).

Similarly, in *Mobil Oil Corp.* (28 February 1990), the shareholder proposed a confidentiality policy with a proviso that proxies be kept permanently confidential. There, as in *Amoco*, the company argued that the permanent confidentiality feature was the only aspect of the proposal that differed from what Mobil was then doing. Mobil dismissed this request as "incidental," adding that a "vote on this proposal would constitute nothing more than a referendum on the issue of time," which was plainly a matter of ordinary business. *Id.* at *2-*3. Again, the Division disagreed, specifically rejecting this argument, stating that the "proposal, *including the provi-*

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[4] The Chevedden proposal stated: "Resolved, shareholders request that preliminary voting results shall not be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them."

sion for permanent confidentiality, involves matters of policy beyond the realm of the Company's ordinary business operations" (emphasis added).

These authorities are pertinent because they indicate that the issue of confidential voting – *including* the conditions under which proxies are solicited and returned – together rise above "ordinary business" matters on which shareholders have no right to express themselves under Rule 14a-8.[5]

The proposal here is logically intertwined with the core policy goal that underlies a confidential ballot policy, namely, the integrity of the voting process prior to the time of the annual meeting. The Association's proposal is thus fully in sync with *Amoco* and *Mobil* inasmuch as all three proposals go to the heart of the integrity of proxy voting and pose an important policy choice about the "rules of the game." The secret ballot safeguards the proxy voting process and individual shareholders from one form of potential manipulation (and potential coercion), and the proposal here similarly seeks to safeguard the integrity of the proxy voting process from a lesser, but still extant risk of manipulation and conflicts of interest.

Any doubt about the presence of a policy issue here should be removed by the first sentence of the supporting statement, which aligns with the rationale for confidential voting policy in *Mobil Oil Corp.:*

> Although "confidential voting" rules guarantee a secret ballot, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome even on matters, such as ratification of stock option and other executive compensation plans, where they have a direct personal stake in the outcome.

An online search fails to disclose any letters in which the Division has overruled, limited or repudiated the positions stated in *Amoco* or *Mobil*. This matters because Verizon here relies on the same tactic as those two companies, namely, attempting to trivialize the importance of the matter to shareholders.

Specifically Verizon cites (at p. 3) various letters that granted no-action relief as to proposals seeking to regulate the nuts and bolts of how annual meetings are conducted, *e.g.*, where the annual meeting should be held, the nature of any question-and-answer session, whether the meeting should be webcast, etc. These matters are qualitatively different from this proposal, which relates to the integrity of the proxy solicitation and voting process – which occurs *before* any annual meet-

[5] We note that in *SunEdison, Inc.* (6 March 2014), where a similar proposal was excluded on "vague and misleading" grounds, the company mischaracterized the *Mobil* letter by arguing that the permanent confidentiality provision was the main "purpose" of the proposal. This overlooks the fact that the *Mobil* letter denied no-action relief as to the proposal as a whole, "including" (not because of) the permanent confidentiality provision.

ing is held. Just as was the case with the proposals in *Amoco* and *Mobil*, the proposal here is not about the conduct of the annual meeting – it is about the conduct of the proxy voting process that leads up to the annual meeting.

Verizon may view enhanced confidential voting as unworthy of shareholder consideration, although the available data suggest that shareholders are quite interested in the topic.[6] Moreover, Verizon insists that the board's ability to monitor who's winning and who's losing – while the vote is still in progress – is extremely important to the Company and the board. Indeed, Verizon bemoans the fact that the proposal would deny the board access to an interim tally even if there is a "compelling need" for access. Verizon fails to identify what such a "compelling" need might be, however. Verizon has the burden of proof here, and argument by assertion is not enough to carry the day.

Verizon does acknowledge that the proposal allows Verizon to monitor throughout the voting period whether a quorum will be present at the meeting. Beyond that, the arguments for letting management and the board keep track of who's up and who's down are at best overblown.

Thus, we are told (at p. 4) that access to interim vote tallies is needed to (a) measure shareholder sentiment about items being voted, (b) prepare for questions that may come up at the meeting, and (c) to prepare for any shareholder dissent that may arise. All of these things can – and presumably should – be carried out as part of standard preparation for any gathering of shareholders. Indeed, Verizon (like many other large companies) has a professional Investor Relations department, whose primary function is communicating to shareholders on behalf of management and the board and learning what shareholders are thinking. In addition, Verizon each year retains a professional proxy solicitor, who is hired to approach investors, discuss the issues with them, and find out how they may be voting or thinking on specific issues. Verizon's ability to engage in these activities would not be affected by an enhanced confidential voting policy.

Which brings us back to our initial point, namely, that the issue of enhanced confidential voting relates to the integrity of the shareholder franchise. The ability to take a peek at interim vote tallies while a vote is in progress gives management and the board valuable information about how many votes are needed for victory or how many "no" votes they need to switch to "yes." Whether management and the board should have access to that type of data is a question on which shareholders are surely entitled to express themselves.

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[6] In fact, when enhanced confidential voting proposals have been voted, the shareholder interest is apparent. A nearly identical 2013 proposal at CenturyLink received 42% of the yes/no vote, and a 2014 proposal at Whole Foods Market garnered a 40% yes vote.

The point relates to the Company's final argument (at p. 4), namely, that the proposal "discourages and impedes communications between management and shareholders during the proxy solicitation process" by limiting "management's awareness of shareholder opinion that could give rise to important communications" – which is a polite way of saying "The proposal would limit our ability to twist arms and switch votes." In fact, the proposal does not in any way inhibit Verizon's ability to communicate with shareholders at any point in time before or during the solicitation process. The proposal leaves Verizon free to talk to as many or as few shareholders as Verizon sees fit, using whatever "procedures" it sees fit. The only change is that Verizon could not make that determination based on inside information that lets management know how many votes it may have to swing.

If anything, the proposal here encourages communication between the board and shareholders generally. If management finds from conversations with shareholders that there is concern with one proposal or another, management can use that information to explain its position more fully in supplemental soliciting materials that will be available to all shareholders on EDGAR or otherwise. Under Verizon's current policy, management's ability to monitor the impending *outcome* could deter management from making general solicitations to increase the vote. If management is losing, the smart strategy would be for management to put the brakes on a general solicitation – and switch to a more intense and targeted solicitation of "friendly" or "persuadable" shareowners, particularly those (*e.g.*, financial institutions) over which it has some leverage. This is supported by the findings of Professor Listoken's study – *viz.*, managements rarely lose close votes.

It bears noting as well that shareholder communication is not (or should not be) a once-a-year interaction. Companies have no shortage of opportunities to communicate with shareholders both during a solicitation, but also during the eleven other months of a year. This is particularly true as to topics that are exclusively within the board's control, such as executive compensation, but also for topics that originate from outside the company, *i.e.*, shareholder resolutions. Even if a company has never previously received a shareholder proposal that urges majority voting of directors, a declassified board, an independent chairman of the board, or the various other topics that are raised these days, management and the board have opportunities to find out what their shareholders think about these topics – and to learn the level of support that these proposals receive when they are presented for a vote at other companies.

Two final responses are in order. Verizon notes (at p. 4) that Rule 402.04 of the NYSE Listed Company Manual requires listed companies to provide a convenient method of voting and that this rule, when read in conjunction with NYSE Rule 310.00 (which deals with the threshold for a quorum being established), "suggests" that management has a duty to monitor voting even after a quorum has been obtained. This reads too much into Rule 310.00 (which Verizon declines to quote), and a reading of that rule plainly indicates that no such result "is suggested."[7]

More importantly, the Association's proposal does nothing to prevent Verizon from monitoring the attainment of a quorum at levels that Verizon deems compliant with NYSE rules. Nothing in the proposal bars Verizon from seeking to assure that a quorum, once initially attained, continues to exist, so there is no basis for Verizon's suggestion that the Company somehow has to stop monitoring or soliciting once a quorum is first sighted. Indeed, the Association proposal explicitly reserves to Verizon the "ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes."

Along the same line, Verizon objects that the proposal would prohibit even the mailing of communications that simply request that previously solicited proxies be signed and returned. Not so. The proposal does not bar such communications.

<u>The proposal cannot be excluded under Rule 14a-8(i)(3).</u>

To prevail under Rule 14a-8(i)(3) Verizon must show that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . .." Division of Corporation Finance, *Staff Legal Bulletin No. 14B (CF)*, Part A (2004). Verizon fails to meet this burden.

Before answering Verizon's points, we note what is not at issue here. Last year the Division concluded that there "appear[ed] to be some basis" for Verizon's view that it could exclude a similar proposal on the ground that it was impermissibly vague and indefinite. *Verizon Communications Inc.* (4 March 2014).[8] That decision focused on a single phrase that has been excised from this year's text, namely, a provision granting Verizon access to preliminary voting results as to solicitations made for "other proper purposes," a phrase that was never defined. Although the proposal here has cured that ambiguity, Verizon now advances several new arguments concerning the proposal's alleged vagueness and contradictions that are, to be charitable, unsupported by the text.

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[7] Rule 310.00(A) states: "The Exchange is of the opinion that the quorum required for any meeting of the holders of common stock should be sufficiently high to insure a representative vote." The Rule adds that "careful consideration" will be given to provisions establishing a quorum of less than a majority of outstanding shares as the quorum for shareholders' meetings, adding that the Exchange has not objected to reasonably lesser quorum requirements when companies have agreed to make general proxy solicitations for future meetings of shareholders. Since Verizon's quorum requirement is a majority of outstanding shares, the citation of Rule 310.00 is strained at best.

[8] The Division's 2014 letter did not cite Verizon's alternative basis under Rule 14a-8(i)(7).

First, Verizon argues (at p. 5) that the Association's proposal fails to define the "uncontested matters" to which the enhanced confidential voting policy would apply. This argument is difficult to credit since the second and third paragraphs of the Resolution specifically list the voting matters to which the policy "should apply" and "shall not apply" as follows:

> This enhanced confidential voting requirement *should apply to* (i) Company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law or the Company's Bylaws to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy.
>
> This enhanced confidential voting requirement *shall not apply to* elections of directors or to contested proxy solicitations except at the Board's discretion.

Moreover, the resolution's initial reference to "uncontested matters" reflects both the common usage of the term (the absence of contending proxy solicitations)[9] and the fact, discussed just above, that the Resolution goes on to state that "[t]his enhanced confidential voting requirement *shall not apply to* elections of directors or to *contested proxy solicitations* except at the Board's discretion." By explicitly excluding "elections of directors" and "contested proxy solicitations" from the matters to which the policy applies, neither the Board nor any reasonable shareholder would be confused about the scope of the proposal.

The Supporting Statement makes this distinction even more clear by emphasizing that the Yale Law School study ("Management Always Wins the Close Ones," *American Law and Economics Review*) was "based on more than 13,000 *management-sponsored resolutions* over a seven-year period, a majority of which related to approval of executive compensation" (emphasis added.) Company- sponsored executive compensation items, such as Verizon's annual say-on-pay advisory vote, are almost always "uncontested matters" – and therefore lack any check and balance to management's self-interest in monitoring interim tallies and using shareholder resources to target solicitations to ensure, as Professor Listoken concludes, that management 'always wins the close ones.'

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[9] *See, e.g.,* Release No. 34-60215 (1 July 2009) (references to NYSE Rule 452 amendment limiting broker voting in "uncontested" director elections); Release No. 34-56914, at 3 (6 December 2007) (amending Rule 14a-8(i)(8)): "Several Commission rules, including Exchange Act Rule 14a-12, regulate *contested proxy solicitations* so that investors receive adequate disclosure to enable them to make informed voting decisions in elections. The requirements to provide these disclosures to shareholders from whom proxy authority is sought are grounded in Rule 14a-3, which requires that any party conducting a proxy solicitation file with the Commission, and furnish to each person solicited, a proxy statement containing the information specified in Schedule 14A." *Id.* (emphasis added).

Second, Verizon asserts (at 6) that the proposal is "internally inconsistent" because although the resolution explicitly states that the proposed policy shall not "affect the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum or to communicate with shareholders at any time," Verizon claims that "the proposal also states that voting information 'shall not be used to solicit votes.'" In the context of the complete sentence in which these words appear – the first sentence of the resolution, in fact – it is crystal clear that it is only "the preliminary *outcome of votes . . . including interim tallies of votes for and against, [that] shall not be available* to management and shall not be used to solicit votes." The proposal in no way affects Verizon's ability to monitor the number of votes cast or to solicit based on that information at any time. Management and the board do not need to know the "interim tallies of votes for and against" in order to ensure that the Company achieves a quorum by soliciting votes.

Third, Verizon's counsel asserts (at p. 6) that the resolution is "contradictory on its face" because it first states that the confidentiality of interim voting results "should apply to . . . (ii) proposals required by law or the Company's Bylaws to be voted on by shareholders (*e.g.*, say-on-pay advisory votes)," but in the next paragraph states the policy "shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion." Contrary to Verizon's professed confusion, it is a common construction to state a general rule and then to immediately state the exceptions. Indeed, it is probably not possible for a shareholder proposal of this type to be any more clear and explicit.

No reasonable shareholder would read the resolution's explicit exception for "elections of directors" and "contested proxy solicitation" as contradictory to the preceding sentence (reproduced just above) and its list of voting matters to which the policy should apply. Contrary to Verizon's suggestion, there is no language in the resolution that states or implies the policy would apply to the election of directors. In fact, in the sentence immediately following the affirmative list of voting matters that should be covered by the policy, the resolution explicitly states that the policy "shall not apply to elections of directors ... except at the discretion of the board." Although the board could certainly decide to apply the policy to director elections, the proposal clearly leaves it to the board's discretion.

Verizon's final (i)(3) claim is that the proposal "incorrectly states that management's access to preliminary voting results gives management an important advantage relative to opponents of a resolution." More accurately, the supporting statement quotes Professor Listokin's opinion that his statistical study demon- strates that "management's ability to obtain accurate information while voting is still occurring should be stopped because it gives management an important advantage relative to opponents of a resolution." This is an accurate quote from a study that is sourced and quoted at length in the supporting statement. Verizon may not agree with Professor's Listoken's well-documented conclusion, but if so the appropriate place for Verizon to express its opinion (and to marshal its data to the contrary) is in the board's inevitable statement of opposition in the proxy. On the other hand, considering the Yale Law School study's data showing that close votes are won by management at a rate that would "occur by chance less than one in one billion times," Verizon's opinion that unfettered access to interim voting tallies does *not* give management an advantage would not be very credible.

In making this point, Verizon notes that in 2014 the Company adopted a Policy on Interim Vote Tallies that authorizes Broadridge, upon written request and pre-approval by Verizon, to distribute interim voting reports to shareholders who are conducting an exempt solicitation as to the election of one or more directors or a shareholder proposal, provided, however, that the proponent is soliciting at least 50% of Verizon's outstanding shares. Verizon's policy focuses narrowly on resolving a very specific controversy concerning a small number of *contested* proxy solicitations and is at best irrelevant to the Association's proposal. The objective of the Association's proposal is to entirely prohibit management access to pre-meeting tallies of the votes for and against with respect to the far larger number of *uncontested* voting items where the Board does not face opposition in the form of an exempt solicitation (*e.g.,* ratification of executive compensation arrangements). And as we noted previously (at p. 4, n.3), this provision hardly levels the playing field, given the fact that Verizon is a very large, widely-held company, as a result of which few shareholders would have the resources to invoke this provision – and even if they did, Verizon's resources remain substantially greater.

Conclusion.

Verizon has failed to carry its burden of showing that the proposal involves Verizon's "ordinary business" operations and may thus be excluded under Rule 14a-8(i)(7), or that the proposal is materially false and misleading in violation of Rule 14a-9 and thus excludable under 14a-8(i)(3). Accordingly, we respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

/s/
Cornish F. Hitchcock

cc: Joel T. May, Esq.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 14, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Kohl's Corporation (KSS)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 3, 2016 no-action request.

FirstEnergy Corp. (March 10, 2015) did not agree with an (i)(7) claim. A key part of the resolved statement in *FirstEnergy* concerned a solicitation.

A key part of confidential voting in the proposal to Kohl's is to prevent management from having an unlimited ability to solicit votes based on reports of every incoming vote on every ballot item.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. Another response to this no action request will be submitted on Sunday or sooner.

Sincerely,



John Chevedden

cc: Jason J. Kelroy <jason.kelroy@kohls.com>

March 10, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2015

The proposal requests that the board take the steps necessary so that each voting requirement in FirstEnergy's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

[FE: Rule 14a-8 Proposal, November 28, 2014]
Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:
Simple Majority Vote – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 7, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Kohl's Corporation (KSS)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 3, 2016 no-action request.

The company claims that confidential voting is ordinary business. On the other had without confidential voting management has far greater latitude and the tools to effectively spend up to millions of dollars to influence the voting outcome at an annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jason J. Kelroy <jason.kelroy@kohls.com>

[KSS: Rule 14a-8 Proposal, November 9, 2016]
[November 24, 2016 Revision]
[This line and any line above it is *not* for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Now is a good time to adopt this proposal since our stock price has been dead money for the last 10-years.

Please vote to enhance shareholder value:
Confidential Voting – Proposal [4]
[The line above *is* for publication.]



JASON J. KELROY
TEL: (262) 703-1727
FAX: (262) 703-7274
jason.kelroy@kohls.com

December 3, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation - Omission of Shareholder Proposal Submitted by John R. Chevedden

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), that Kohl's Corporation ("Kohl's") intends to omit from its proxy statement and form of proxy for the 2017 annual meeting of its shareholders (the "2017 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by John R. Chevedden (the "Proponent").

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Securities and Exchange Commission (the "Commission") email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter.

Kohl's believes that the Shareholder Proposal may be excluded from Kohl's 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to Kohl's ordinary business operations or, in the alternative, pursuant to Rule 14a-8(i)(3) because, as drafted, it is so vague and indefinite so as to be misleading within the meaning of Rule 14a-9. Kohl's hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if, in reliance on Rules 14a-8(i)(7) and/or 14a-8(i)(3), Kohl's excludes the Shareholder Proposal from its 2017 Proxy Materials.

In accordance with Rule 14a-8(j), Kohl's is:

- submitting this letter not later than 80 days prior to the date on which Kohl's intends to file definitive 2017 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying him of Kohl's intention to exclude the Shareholder Proposal from Kohl's 2017 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or Staff. Accordingly, Kohl's is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or Staff with respect to this Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Kohl's pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states, in relevant part:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules
>
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
>
> - Rule 14a-8 shareholder proposals included in the proxy
>
> This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

A copy of the Shareholder Proposal and Supporting Statement, the Proponent's cover letter submitting the Shareholder Proposal, and all other correspondence relating to the Shareholder Proposal are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

I. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM KOHL'S 2017 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(7) BECAUSE THE SHAREHOLDER PROPOSAL RELATES TO KOHL'S ORDINARY BUSINESS OPERATIONS.

Just last year, Staff granted no action relief to Verizon Communications, Inc. after it received a nearly identical shareholder proposal because the proposal related to the company's ordinary business operations:

> There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Verizon's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Verizon Communications, Inc., 2014 WL 7406235 (available January 22, 2015).

Just like the shareholder proposal submitted to Verizon, this Shareholder Proposal is also excludable because it relates to the ordinary business of the conduct of Kohl's annual shareholder meetings and discourages ordinary business communications between Kohl's and its shareholders.

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. As discussed below, both considerations support the exclusion of the Shareholder Proposal under the ordinary business operations exception.

First and most significantly, as noted above, Staff recently allowed the exclusion under Rule 14a-8(i)(7) of a nearly identical proposal. See Verizon Communications, Inc. In addition, Staff also allowed the exclusion under Rule 14a-8(i)(7) of other similar proposals to restrict management access to preliminary voting results unless the board were to determine there is a compelling reason to obtain them. See FedEx Corporation, 2014 WL 2358706 (available July 18, 2014) and NetApp, Inc., 2014 WL 3587780 (available July 15, 2014). Like Verizon, the Shareholder Proposal here is even more restrictive on the ability of the Kohl's Board and management to run Kohl's day-to-day business than the proposals submitted to FedEx and NetApp since it does not allow the Kohl's Board to obtain preliminary voting results even if the Kohl's Board determines there is a compelling reason to do so.

Second, Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) when related to the conduct of annual shareholder meetings. In addition to the Verizon, FedEx and NetApp no-action letters referenced above, Staff has also allowed the exclusion of shareholder proposals that sought greater shareholder access at annual meetings through the use of web casting and similar techniques; proposals seeking to address perceived inequities in how the location of annual meetings are selected; and shareholder proposals seeking to ensure that shareholders can hold boards accountable through the right to ask questions and present proposals at annual meetings of shareholders. See, e.g., Con-Way, Inc., 2009 WL 631193 (available January 22, 2009); Ford Motor Company, 2008 WL 54849 (available January 2, 2008) and Bank of America, 2006 WL 399728 (available February 16, 2006).

Similar to the no-action letters cited above, implementing the Shareholder Proposal would significantly impact the ability of Kohl's to conduct its annual shareholder meetings since the Shareholder Proposal attempts to prevent access to preliminary voting information that Kohl's management uses in preparation for, and in the conduct of, its annual shareholder meetings. Management uses preliminary voting results to measure shareholder sentiment regarding the matters that are being voted on at a meeting, giving management the opportunity to communicate with shareholders prior to the meeting, and prepare for questions that may be raised at the meeting, as well as to prepare for any shareholder dissent that might arise. This information assists management in conducting an informed and productive meeting, which is in the best interest of all shareholders. Preventing access to this information, as this Shareholder Proposal does, would significantly affect management's ability to prepare for and conduct such a meeting. The Shareholder Proposal is therefore excludable.

Moreover, preventing access to preliminary voting results discourages and impedes communications between management and shareholders during the proxy solicitation process because it limits management's awareness of shareholder opinion that could give rise to important communications. As previously recognized by Staff, communications between a corporation and its shareholders relates to ordinary business. The Shareholder Proposal would restrict some of the most basic and neutral forms of communications between Kohl's and its shareholders prior to an annual shareholder meeting. The Shareholder Proposal indicates that Kohl's could monitor quorum, but otherwise restricts Kohl's from using preliminary voting results in connection with solicitation efforts. Monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual shareholder meeting. Likewise, Rule 402.04 of the NYSE Listed Company Manual specifically requires listed companies to solicit proxies for all meetings of shareholders to provide a convenient method of voting, which suggests that companies should continue to not only monitor the vote, but solicit votes even after quorum has been achieved. See NYSE Listed Company Manual, Section 402.04. In addition, Rule 14a-6(f) recognizes that communications which do no more than request that forms of proxy previously solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because any such communications would constitute a "solicitation" under Rule 14a-1(l), they would be prohibited under the Shareholder Proposal. This kind of micromanagement of Kohl's communications, particularly with respect to routine proxy solicitations that are required of management to afford shareholders a convenient method of voting, is exactly what Rule 14a-8(i)(7) precludes. See generally General Motors Corporation, 2004 WL 892266 (available March 15, 2004) (granting no-action relief under Rule 14a-8(i)(7) on the basis that a proposal requesting General Motors to disclose certain information regarding its solicitation of shareholder votes related to ordinary business operations (i.e., provision of additional proxy solicitation information)); The Boeing Company, 2001 WL 203954 (available February 20, 2001) (granting no-action relief under Rule 14a-8(i)(7) on the basis that a proposal recommending that Boeing include the complete text of shareholder resolutions in "any additional request[s] for shareholder votes," and that Boeing disclose the costs of these requests in its "quarterly and annual report to shareholders" related to ordinary business (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders)); FirstEnergy Corporation, 2001 WL 242178 (available February 26, 2001)(granting that "[t]here appears to be some basis for [the] view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders)"); Pacific Telesis Group, 1992 WL 1279711 (available January 30, 1992) (noting that "those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters").

Finally, for the reasons set forth above Kohl's also believes that the Shareholder Proposal does not raise a significant policy issue. Indeed, Staff has recently issued no-action letters under Rule 14a-8(i)(7) concurring with several companies' arguments that proposed confidential voting on uncontested proxy matters is not a significant policy issue. See, e.g., Verizon Communications, Inc., FedEx Corporation and NetApp Inc.

As the Shareholder Proposal relates to the conduct of Kohl's annual shareholder meetings and discourages routine communications between Kohl's and its shareholders, both of which are ordinary business matters, the Shareholder Proposal is excludable under Rule 14a-8(i)(7).

II. KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM KOHL'S 2017 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE IT IS SO VAGUE AND INDEFINITE SO AS TO BE MISLEADING WITHIN THE MEANING OF RULE 14a-9.

The Shareholder Proposal is also excludable as vague and misleading because Kohl's would be uncertain as to what actions or measures the Shareholder Proposal requires if approved and because the shareholders would not know with any certainty what they were voting for or against. Specifically, the Proposal is vague and indefinite because (1) the Shareholder Proposal is internally inconsistent; (2) the Shareholder Proposal fails to address certain fundamental aspects of Kohl's proxy voting process; and (3) the Shareholder Proposal's use of the term "uncontested matters" is vague and indefinite.

1. The Shareholder Proposal is internally inconsistent.

The Shareholder Proposal is internally inconsistent in that it states on the one hand that "this confidential voting requirement should apply to ... proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote," and on the other hand that the "confidential voting requirement shall not apply to elections of directors." This second statement is not phrased as an exception to the first statement. Section 180.0803(3) of the Wisconsin Business Corporation Law ("WBCL") requires shareholders to elect directors at each annual meeting. See WI Stat § 180.0803(3). The WBCL and Kohl's bylaws require the election of directors to be submitted to shareholders; therefore, because the Shareholder Proposal provides initially that the requested restrictions apply to "proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote" but then provides that the requested restrictions "shall not apply to the election of directors," the Shareholder Proposal is contradictory on its face. The Proponent attempts to address this issue by providing that the confidential voting requirement "shall not apply to the election of directors . . . except at the Board's discretion." However, this language does not resolve the internal inconsistency within the Shareholder Proposal. Specifically, the Shareholder Proposal first provides that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Shareholder Proposal provides no guidance that would inform shareholders or Kohl's as to whether the confidential voting requirement is required for the election of directors or whether the Board has discretion as to whether it applies.

Another internal inconsistency exists where the Shareholder Proposal states "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum." This carve out appears to be an exception to the rule set forth in the Shareholder Proposal, however, no guidance is provided to determine how and when the exception will apply. For example, the Shareholder Proposal also states that voting information "shall not be used to solicit votes." If Kohl's identifies a possible quorum issue, the only way for Kohl's to ensure that it achieves quorum is by soliciting votes. Together, these clauses are internally inconsistent and suggest that quorum may be monitored by Kohl's, but that Kohl's may not solicit votes in order to achieve quorum. Accordingly, neither Kohl's nor the shareholders can reasonably be expected to understand how the quorum exception should be implemented.

2. The Shareholder Proposal fails to address certain fundamental aspects of Kohl's proxy voting process.

The Shareholder Proposal is also excludable under Rule 14a-8(i)(3) because the Shareholder Proposal's requirement that specified information "shall not be available to management or the Board" is, in the context of the proxy solicitation and voting procedures in place in the United States, so vague and misleading that neither shareholders nor Kohl's would be able to determine with any reasonable certainty exactly what actions or measures the Shareholder Proposal requires or prohibits. In this regard, the Shareholder Proposal fails to address certain fundamental aspects of Kohl's proxy voting process. In uncontested proxy solicitations, a company is provided an omnibus proxy by Broadridge Financial Solutions, Inc., as agent for its bank and broker-dealer clients, which reflects the aggregated voting instructions that it has solicited from a company's beneficial owners. This information does not identify a particular beneficial owner by name or by any other identifiers, such as account number or address. These proxy votes are provided by banks and brokerage firms as part of a complex system of Commission and stock exchange rules that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. Similarly, shareholders of record, who directly own a company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed until the date of the annual meeting. The Shareholder Proposal suggests that there is some process that can be effected through a bylaw that would control when third parties make their proxy votes available to Kohl's and even suggests that, in the context of a single annual meeting, votes on certain proposals must not be available to management and the Board while those on other proposals would be available. However, because the Shareholder Proposal does not recognize or address the complex voting process that is involved in Kohl's solicitation of proxies, shareholders and Kohl's are unable to determine with any reasonable certainty what the Shareholder Proposal requires and likely would have widely differing views on what it would mean to implement the Shareholder Proposal. The failure to address such fundamental aspects of Kohl's proxy voting process renders the Shareholder Proposal impermissibly vague and indefinite so as to be inherently misleading.

3. The term "uncontested matters" is vague and indefinite."

The Shareholder Proposal requests that Kohl's adopt a bylaw that "votes cast by proxy on uncontested matters ... shall not be available to management or the Board." The Shareholder Proposal, however, does not define "uncontested matters." While one might guess that a matter is "contested" where there is an active counter-solicitation against it, the Shareholder Proposal provides absolutely no basis for determining whether a matter is "contested," for example, where it is the subject of a "vote no" campaign in the absence of a counter-solicitation; where it is opposed by a proxy advisory firm such as ISS or Glass Lewis; where it is opposed in one or more voting announcements by large stockholders under Rule 14a-1(l)(2)(iv); and/or where it is the subject of a lawsuit challenging the proposal. Instead, the Shareholder Proposal provides examples of circumstances in which the bylaw "should apply." However, as discussed above, these circumstances are equally ambiguous and fail to provide any clarity on the intended scope of the proposed bylaw.

For all the reasons described above, the Shareholder Proposal is vague and misleading, and the Shareholder Proposal is therefore excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, Kohl's respectfully requests that Staff agree that Kohl's may omit the Shareholder Proposal from Kohl's 2017 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,



Jason J. Kelroy
EVP, General Counsel & Secretary

Encls.

cc (via e-mail):
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT "A"



Jason Kelroy <jason.kelroy@kohls.com>

Rule 14a-8 Proposal (KSS) blb

1 message

*** FISMA & OMB Memorandum M-07-16 *** Wed, Nov 30, 2016 at 12:18 PM

To: Jason Kelroy <jason.kelroy@kohls.com>

Cc: Elizabeth Bunzel <Elizabeth.Bunzel@kohls.com>, Wendi Watson-Doyle <wendi.watson-doyle@kohls.com>

Mr. Kelroy,

Please see the attached broker letter.

Sincerely,

John Chevedden





KSS

Post-it® Fax Note 7671	Date 11-30-16 # of pages▶
To Jason Kelroy	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 262-703-7274	Fax #

November 30, 2016

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2015.

1. Kohl's Corporation (KSS) 100 shares
2. eBay Inc. (EBAY) 100 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org, www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.



Jason Kelroy <jason.kelroy@kohls.com>

Rule 14a-8 Proposal (KSS)`` Revision

1 message

*** FISMA & OMB Memorandum M-07-16 *** Thu, Nov 24, 2016 at 8:11 PM
To: "Jason J. Kelroy" <jason.kelroy@kohls.com>
Cc: Elizabeth Bunzel <Elizabeth.Bunzel@kohls.com>, Wendi Watson-Doyle <wendi.watson-doyle@kohls.com>

Dear Mr. Kelroy,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden



CCE24112016_5.pdf
528K

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Jason J. Kelroy
Corporate Secretary
Kohl's Corporation (KSS)
N56 W17000 Ridgewood Dr
Menomonee Falls WI 53051
PH: 262-703-2787
PH: 262-703-7000
FX: 262-703-7274
FX: 262-703-6143

REVISED

Dear Mr. Kelroy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 7, 2016
Date

cc: Elizabeth Bunzel <Elizabeth.Bunzel@kohls.com>
Wendi Watson-Doyle <wendi.watson-doyle@kohls.com>

[KSS: Rule 14a-8 Proposal, November 9, 2016]
[November 24, 2016 Revision]
[This line and any line above it is *not* for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Now is a good time to adopt this proposal since our stock price has been dead money for the last 10-years.

Please vote to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above *is* for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***



Jason Kelroy <jason.kelroy@kohls.com>

Kohl's Corporation - Chevedden Shareholder Proposal - Proof of Ownership Request

1 message

Jason Kelroy <jason.kelroy@kohls.com> Mon, Nov 21, 2016 at 12:57 PM
To: *** FISMA & OMB Memorandum M-07-16 ***

Mr. Chevedden -

Please see the attached correspondence.

Jason J. Kelroy | EVP, General Counsel & Secretary

jason.kelroy@kohls.com
(office) 262.703.1727 | (cell) 414.331.6944
N56 W17000 Ridgewood Drive, Menomonee Falls, WI 53051



CONFIDENTIALITY NOTICE: This transmission is from the Law Department of Kohl's Department Stores, Inc. and may contain information which is privileged, confidential, and protected by attorney-client or attorney work product privileges. If you are not the addressee, any disclosure, copying, distribution or use of the contents of this message is expressly prohibited. If you have received this transmission in error, please destroy it and notify us immediately at 262-703-7000.

Chevedden Share Ownership Request Letter 11 21 16.pdf
44K



Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274
jason.kelroy@kohls.com

November 21, 2016

VIA E-MAIL *** FISMA & OMB Memorandum M-07-16 *** **AND U.S. MAIL**

Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Re: Kohl's Corporation Shareholder Proposal

Dear Mr. Chevedden:

Kohl's Corporation received your shareholder proposal dated November 9, 2016. Pursuant to Rule 14a-8(b)(1) under the Securities and Exchange Act of 1934, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of Kohl's Corporation common stock for at least one year as of the date that the proposal was submitted.

As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of your shares verifying that, as of the date the proposal was submitted, you continuously owned the requisite shares of Kohl's Corporation common stock for at least one year. Please send the statement to my attention. Rule 14a-8(f) requires you to provide this information within 14 days of your receipt of this notice.

Please call me if you have any questions.

Sincerely,



Jason J. Kelroy
EVP, General Counsel



Jason Kelroy <jason.kelroy@kohls.com>

Rule 14a-8 Proposal (KSS)``

1 message

*** FISMA & OMB Memorandum M-07-16 *** Wed, Nov 9, 2016 at 8:03 PM

To: "Jason J. Kelroy" <jason.kelroy@kohls.com>

Cc: Elizabeth Bunzel <Elizabeth.Bunzel@kohls.com>, Wendi Watson-Doyle <wendi.watson-doyle@kohls.com>

Dear Mr. Kelroy,

Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.

Sincerely,

John Chevedden



JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jason J. Kelroy
Corporate Secretary
Kohl's Corporation (KSS)
N56 W17000 Ridgewood Dr
Menomonee Falls WI 53051
PH: 262-703-2787
PH: 262-703-7000
FX: 262-703-7274
FX: 262-703-6143

Dear Mr. Kelroy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 7, 2016
Date

cc: Elizabeth Bunzel <Elizabeth.Bunzel@kohls.com>
Wendi Watson-Doyle <wendi.watson-doyle@kohls.com>

[KSS: Rule 14a-8 Proposal, November 9, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their executive pay.

Now is a good time to adopt this proposal topic since our stock price has been dead money for the last 10-years.

Please vote to enhance shareholder value:
Confidential Voting – Proposal [4]
[The line above is for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***